UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  May 22, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES PER.C6(R) AND CENOS LICENSING AGREEMENTS WITH BIOA&D


LEIDEN, THE NETHERLANDS, MAY 22, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it has signed a pair of licensing agreements with Korean biopharmaceutical company BIOA&D Co. Ltd. The first relates to the use of Crucell's PER.C6(R) technology in the production of adenoviral vectors expressing ceNOS (constituted endothelial nitric oxide synthase) for the treatment of cardiovascular disease. In addition, the parties have signed an agreement that allows BIOA&D to use Crucell's patented ceNOS gene therapy technology.

ceNOS is an enzyme that produces nitric oxide, a molecule known to be beneficial in various applications for cardiovascular disease. Crucell developed intellectual property related to ceNOS in the late 1990s when the Company was engaged in a gene therapy research program.

Under the terms of the license agreements, BIOA&D will pay a signing fee, annual maintenance fees and milestone payments upon commercialisation. Further financial details are not disclosed.


ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.


CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY
Crucell believes it has a duty to inform investors about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.


FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com






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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     May 22, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer